FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-266405

April 2, 2024

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the registration statement, any amendment and any applicable prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

ENBRIDGE INC.

5.250% Senior Notes due 2027

5.300% Senior Notes due 2029

5.625% Senior Notes due 2034

5.950% Senior Notes due 2054

Issuer:	Enbridge Inc.
Guarantors:	Spectra Energy Partners, LP Enbridge Energy Partners, L.P.
Issue of Securities:	5.250% Senior Notes due 2027	5.300% Senior Notes due 2029	5.625% Senior Notes due 2034	5.950% Senior Notes due 2054
Principal Amount:	US$750,000,000	US$750,000,000	US$1,200,000,000	US$800,000,000
Coupon:	5.250%	5.300%	5.625%	5.950%
Interest Payment Dates:	Semi-annually on April 5 and October 5, commencing on October 5, 2024.	Semi-annually on April 5 and October 5, commencing on October 5, 2024.	Semi-annually on April 5 and October 5, commencing on October 5, 2024.	Semi-annually on April 5 and October 5, commencing on October 5, 2024.
Maturity Date:	April 5, 2027	April 5, 2029	April 5, 2034	April 5, 2054
Treasury Benchmark:	4.250% due March 15, 2027	4.125% due March 31, 2029	4.000% due February 15, 2034	4.750% due November 15, 2053
U.S. Treasury Yield:	4.521%	4.355%	4.365%	4.508%
Spread to Treasury:	+0.750%	+0.950%	+1.280%	+1.450%
Re-offer Yield:	5.271%	5.305%	5.645%	5.958%
Initial Price to Public:	99.942%	99.978%	99.849%	99.889%
Minimum Denominations:	US$2,000 x $1,000	US$2,000 x $1,000	US$2,000 x $1,000	US$2,000 x $1,000
Optional Redemption:

On any date more than one month prior to the maturity date for an amount equal to the principal amount of the notes redeemed plus a make-whole premium and accrued but unpaid interest to the redemption date.

On any date that is on or after March 5, 2027, the date that is one month prior to the maturity date, for an amount equal to the principal amount of the notes redeemed plus accrued but unpaid interest to the redemption date.

On any date more than one month prior to the maturity date for an amount equal to the principal amount of the notes redeemed plus a make-whole premium and accrued but unpaid interest to the redemption date.

On any date that is on or after March 5, 2029, the date that is one month prior to the maturity date, for an amount equal to the principal amount of the notes redeemed plus accrued but unpaid interest to the redemption date.

On any date more than three months prior to the maturity date for an amount equal to the principal amount of the notes redeemed plus a make-whole premium and accrued but unpaid interest to the redemption date.

On any date that is on or after January 5, 2034, the date that is three months prior to the maturity date, for an amount equal to the principal amount of the notes redeemed plus accrued but unpaid interest to the redemption date.

On any date more than six months prior to the maturity date for an amount equal to the principal amount of the notes redeemed plus a make-whole premium and accrued but unpaid interest to the redemption date.

On any date that is on or after October 5, 2053, the date that is six months prior to the maturity date, for an amount equal to the principal amount of the notes redeemed plus accrued but unpaid interest to the redemption date.

Make-Whole Premium:	U.S. Treasury +15 bps	U.S. Treasury +15 bps	U.S. Treasury +20 bps	U.S. Treasury +25 bps
CUSIP / ISIN:	29250N CA1 / US29250NCA19	29250N CB9 / US29250NCB91	29250N CC7 / US29250NCC74	29250N CD5 / US29250NCD57
Trade/Pricing Date:	April 2, 2024
Settlement Date*:	April 5, 2024 (T+3)
Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. SMBC Nikko Securities America, Inc. Credit Agricole Securities (USA) Inc. Wells Fargo Securities, LLC
Co-Managers:

Barclays Capital Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

SG Americas Securities, LLC

Truist Securities, Inc.

Morgan Stanley & Co. LLC

Academy Securities, Inc.

Loop Capital Markets LLC

Samuel A. Ramirez & Company, Inc.

AmeriVet Securities, Inc.

C.L. King & Associates, Inc.

Roberts & Ryan, Inc.

*The issuer expects that delivery of the Notes will be made against payment therefor on or about April 5, 2024, which will be the third business day following the date of pricing of the Notes (this settlement cycle being herein referred to as “T+3”). Under Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisor.

Capitalized terms used and not defined herein have the meanings assigned in the issuer’s Preliminary Prospectus Supplement, dated April 2, 2024.

The issuer and guarantors have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, by emailing Deutsche Bank Securities Inc. at prospectus.ops@db.com or by calling SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856.

Not for retail investors in the European Economic Area (“EEA”) or the United Kingdom. No key information document (KID) as required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) or as required by the PRIIPs Regulation as it forms part of domestic UK law by virtue of the European Union (Withdrawal) Act 2018, as amended, has been prepared as not available to retail investors in the EEA or the United Kingdom, respectively.

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